Exhibit 99.1

Mobilicom and Airbus complete successful integration and flight proof-of-concept on Airbus Mid-Sized Jet-UAV for long-range operations

●	Mobilicom has expanded its offering and total addressable market (TAM) beyond small-sized drones into the mid-sized uncrewed aerial vehicle (UAV) market with its newly released MCU-70 & MCU-300 products

●	Major milestone delivering live HD video and broadband data from high-speed jet UAV over long range operations up to 100 km

Shoham, Israel, April 18, 2024 (GLOBE NEWSWIRE) -- Mobilicom Limited (Nasdaq: MOB, MOBBW), a provider of cybersecurity and robust solutions for drones and robotics, today announced that in collaboration with Airbus, it has successfully completed the flight proof-of-concept for high-speed jet UAV-to-ground livestreaming of high-definition (HD) video and broadband data. Mobilicom’s cybersecure long-range, high-speed communications systems were successfully integrated into Airbus’ Do-DT25 UAV, one of the top performing target drones in the world.

Mobilicom’s newly released MCU-70 aerial unit was installed on the Airbus jet UAV high-speed long-distance drone, which communicated with Mobilicom’s new MCU-300 ground unit under highly rigorous conditions, including complex high-speed maneuvers at up to 150 meters/second as far as 100 kilometers from the base station. Live, high-speed video has now been made possible by Mobilicom’s MCU-70 aerial unit and can enhance a drone’s performance and accuracy by providing real-time decision support data for human ground crews and digital processing systems.

The Mobilicom MCU-equipped Airbus Target Drones are designed to be used for military training purposes in battle scenarios that simulate various environments with different payloads. Airbus’ Target Systems have been used to train armed forces worldwide in over 3,500 missions.

“We believe that this is an important milestone in Mobilicom’s expansion strategy as we grow our market into mid-sized drones and jet UAVs to serve our growing customer base. We have demonstrated our new systems’ robust capacity to communicate HD video and high-speed data at long range with Airbus, one of the largest aeronautics and space companies in Europe and a worldwide leader,” said Mobilicom CEO and Founder Oren Elkayam. “The proof of concept marks a significant step forward in our end-to-end offering supporting our customers across mini, small and mid-sized platforms, including MESH networking solution for fleet and SWARM operations.”

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

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Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. For example, the Company is using forward-looking statements when it discusses its expansion strategy as it grows its market into mid-sized drones and jet UAVs to serve its growing customer base. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com